HOPEWELL HOLDINGS LIMITED

INTERIM REPORT 2009-2010

STOCK CODE: 54

MAPPING THE FUTURE

HIGHLIGHTS

- Profit attributable to owners of the Company rose 171% to HK$2,525 million or HK$2.87 per share
- Interim dividend of HK45 cents per share
- Achieved success in new projects
  - ♦ Strong demand for GardenEast
  - ♦ Increased occupancy rate at QRE Plaza
  - ♦ Heyuan Power Plant recorded profit in its first year of operation
- EBIT increased 97% to HK$2,472 million
- Strong financial position with positive net cash on hand of HK$3,508 million (HHL, not including HHI: HK$809 million; HHI, not including jointly controlled entities: HK$2,699 million) as at 31 December 2009



CONTENTS

GROUP RESULTS

The Board of Directors of Hopewell Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2009.

Overview

For the six-month period under review, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover		Earnings before interest & tax	
In HK$ million	*2008*	***2009***	*2008*	***2009***
Property letting, agency and management	275	**293**	180	**190**
Changes in fair value of investment properties under construction or completed during the period	—	—	511	**1,696**
Hotel operations, restaurant and catering	169	**147**	42	**20**
Property development	1	**51**	(17)	**6**
Toll road investment	931	**955**	550*	**542***
Power plant	—	**570**	(27)*	**86***
Treasury income	106	**5**	106	**5**
Others	48	**48**	(89)	**(73)**
(Note)	1,530	**2,069**	1,256	**2,472**

	Results	
In HK$ million	*2008*	***2009***
Earnings before interest & tax	1,256	**2,472**
Finance costs	(18)	**(18)**
Exceptional items	2	**30**
Changes in fair value of other investment properties	(7)	**665**
Taxation	(57)	**(64)**
Taxation in respect of changes in fair value of investment properties under construction or completed during the period	(84)	**(280)**
Taxation in respect of changes in fair value of other investment properties	1	**(110)**
Profit for the period	1,093	**2,695**
Attributable to:		
Owners of the Company	931	**2,525**
Non-controlling interests	162	**170**
	1,093	**2,695**

* Comprised share of net profit after interest and tax of jointly controlled entities.

Note: Reconciliation to Condensed Consolidated Statement of Comprehensive Income

	Turnover		Results	
In HK$ million	*2008*	***2009***	*2008*	***2009***
Turnover/EBIT per Financial Highlight	1,530	**2,069**	1,256	**2,472**
Less:				
Treasury income	(106)	**(5)**	—	**—**
Share of revenue of jointly controlled entities engaged in				
— Toll road investment	(931)	**(955)**	—	**—**
— Power plant	—	**(570)**	—	**—**
Add:				
Changes in fair value of other investment properties	—	**—**	(7)	**665**
Write back of warranty provision	—	**—**	—	**30**
Gain on disposal of available-for-sale investments	—	**—**	2	**—**
Finance costs	—	**—**	(18)	**(18)**
Turnover/Profit before Taxation per Condensed Consolidated Statement of Comprehensive Income	493	**539**	1,233	**3,149**

Turnover

Turnover for the six months ended 31 December 2009, including the Group's treasury income and proportionate share of revenue of jointly controlled entities ("JCEs") was HK$2,069 million, which was 35% higher than the HK$1,530 million recorded in the last corresponding period.

The growth was mainly attributed to the commencement of operation of the two units of Heyuan power plant, a JCE of the Group, in January and August 2009 respectively. The sale of Phase 2 of Hopewell New Town in Huadu, the PRC in late 2009 was another source of growth in turnover of property development division. The Group's attributable share of turnover of JCEs engaging in toll expressway business continued to record a growth over the last corresponding period. The above growth in turnover was partially off-set by the decrease in the Group's treasury income as a result of the declines in market interest rates, and the reduced room revenue of hospitality division.

Earnings before Interest and Tax ("EBIT")

The Group's EBIT almost doubled to HK$2,472 million from HK$1,256 million for the last corresponding period. The strong growth in EBIT was due primarily to the recognition of change in fair value of investment properties under construction, namely the 12 Broadwood Road project ("Broadwood Twelve") of HK$1,696 million as required by the amendments to HKAS 40 Investment Property which becomes effective for the Group's financial period beginning on 1 July 2009 (last period: gain on completion of GardenEast of HK$511 million) and the commencement of full operation of Heyuan power plant during the period under review. The growth in the Group's EBIT, similar to turnover, was partially off-set by the decrease in the Group's treasury income.

Exceptional Items

Exceptional item for the period under review represented write back of warranty provision of HK$30 million. Gain from exceptional item of HK$2 million for the last corresponding period represented gain on disposal of available-for-sale investments.

Taxation in Respect of Changes in Fair Value of Investment Properties under Construction

Taxation in respect of changes in fair value of investment properties under construction or completed during the period amounting to HK$280 million for the period under review comprised deferred taxation for the fair value gain of Broadwood Twelve. The Group has applied the amendments to HKAS 40 prospectively from 1 July 2009 as a result of which the Group's investment properties under construction, namely Broadwood Twelve, that include the leasehold land and buildings elements, have been classified as investment properties and measured at fair value as at 31 December 2009, with a fair value gain of HK$1,696,300,000. The directors consider such fair value gain to be capital in nature, and as such should not be subject to Hong Kong tax. The Group has made such provision for deferred tax liability in respect of Broadwood Twelve solely for the compliance of the relevant accounting standard, namely HKAS 12 "Income Taxes", otherwise this will lead to non-compliance of that accounting standard.

Profit Attributable to Owners of the Company

Profit attributable to owners of the Company up HK$1,594 million from $931 million for last corresponding period to HK$2,525 million. The increase was mainly due to the growth in EBIT and increase in changes in fair value of other investment properties.

Excluding the changes in fair value of all investment properties, including those under construction and completed, the core profit attributable to owners of the Company for the period under review was HK$554 million, up HK$44 million or 9% from last corresponding period of HK$510 million.

DIVIDENDS

The Board of Directors has declared an interim dividend of HK45 cents per ordinary share in respect of the financial year ending 30 June 2010 (30 June 2009: HK40 cents). The interim dividend will be paid in cash on or about 2 March 2010 to those shareholders as registered at the close of business on 24 February 2010.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed for one day on Wednesday, 24 February 2010, during which no transfer of shares of the Company will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 23 February 2010.

BUSINESS REVIEW

During the period under review, the majority of the property and the infrastructure businesses of the Group have been benefitting from the relatively fast-paced economic recovery and development of the Greater Pearl River Delta region.

Unprecedented amounts of governmental rescue measures including expansionary fiscal stimulus and increase of money supply by central banks/governments around the world to address the financial tsunami were instituted throughout most of 2009 with varying degrees of success. As the impact of the financial tsunami gradually subsided, the global financial markets and economies have regained stability. The swift and decisive action by the People's Republic of China ("PRC") had averted a recession through massive government spending on public works and vast amount of lending by commercial banks, and the economy succeeded in achieving over 8% growth in Gross Domestic Product in 2009.

For the Pearl River Delta ("PRD") region, the dramatic rate of decline in imports and exports since 2008 proved to be temporary as businesses show signs of improvement. Triggered by the fiscal stimulus and spending packages, the surge in investments in fixed assets and domestic consumption has fueled the stock and property markets in both the PRD region and Hong Kong. The Hong Kong residential property market has almost fully rebounded during the year as investors, including many from the mainland China, took advantage of low interest rates to snap up luxury flats in the city, driving up prices of luxury flats to new heights. In contrast, the office rental market has stayed subdued, and rents have continued to weaken modestly. On the other hand, the robust growth in car ownership in PRC and the increasing geographical mobility of citizens have brought a rebound in transportation within the PRD region. The traffic and toll revenue of Class 1 small cars for both Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Phase I of the Western Delta Route ("Phase I West") of the Group's jointly controlled entities have recorded strong growth and reached historical high levels.

Properties

A) RENTAL

"The East"

"The East" is a brand name created and launched in December 2007 for a dining and entertainment community conveniently located in Wanchai. "The East" now comprises a cluster of retail outlets at Hopewell Centre, QRE Plaza, Wu Chung House and GardenEast with a total lettable floor area of approximately 273,000 square feet. At present, 24 food and beverage outlets and 32 lifestyle stores are in operations. Through better coordinated marketing and promotional efforts, the branding has been gradually building up. We expect rental performance would be further enhanced with the synergy achieved from the retail element of the different buildings involved and the upcoming redevelopments in Wanchai.

***Hopewell Centre,** Wanchai*

Hopewell Centre, the 840,000-square-foot flagship property of the Group, recorded an average occupancy rate of 85% during the period under review. The Group is constantly upgrading the services and facilities of the property to enhance its value, with over HK$120 million invested on refurbishment in the past 10 years. Therefore, despite the challenge from new office buildings in non-core districts offering lower rental, Hopewell Centre achieved a mild improvement in rental rate as compared with the last corresponding period. As at 31 December 2009, around 88% of total floor area was leased.

Following the renovation of the car park and the setting up of a new, modernized customer service centre to further address the needs of tenants and visitors, the Group is currently refurbishing the main lift lobby by stages. Complemented by "The East" brand, the retail portion has successfully attracted more quality food and beverage operators. To offer a more diverse shopping experience, the Group has recently re-designated one floor for retail purpose to cater to the needs of shoppers of high-end home furnishings. The continuous enhancements have proved to be effective in retaining tenants and drawing more professional and multi-national companies to relocate their offices to this building.

***QRE Plaza,** Wanchai*

QRE Plaza, a key component of "The East", comprises 25 storeys and is conveniently connected to Hopewell Centre and Wu Chung House by a footbridge. In February 2009, the Town Planning Board agreed to rezone the QRE Plaza site to "commercial" use. It has further strengthened the building as a one-stop "Quality lifestyle, Relaxation and Entertainment" hub as its name suggested, offering diverse dining choices and unique lifestyle services.

Average occupancy rate was 84% during the period under review. As of 31 December 2009, the occupancy rate of the property reached 88%. The remaining floor areas are under active lease negotiation.

***GardenEast,** Wanchai*

This newly completed 96,500-square-foot 28-storey property, conveniently located in the heart of Wanchai commercial district, provides 216 premium quality serviced apartments with three retail shops at the podium level. GardenEast's serviced apartments have attracted expatriates and young professionals, in particular, from the banking, finance and investment sectors with strong demand from them.

Average occupancy rate for the serviced apartments was 81% during the period under review and has reached 90% over the past few months. The second floor is leased to a stylish western restaurant while leases of the two ground floor shops are under active negotiation.

***Wu Chung House,** Wanchai*

The Group owns several shops with a total gross floor area of 17,670 square feet at Wu Chung House. These shops, fully let to a number of well-known retailers and forming part of "The East", provide enhanced rental revenue to the Group.

***Hongkong International Trade and Exhibition Centre ("HITEC"),** Kowloon Bay*

HITEC, a commercial and retail complex comprising office, convention/exhibition halls and shopping mall known as EMax, provides unrivalled convenience and opportunities for event organizers, entertainment and retail operators.

EMax, a 900,000-square-foot shopping and entertainment destination on the lower six levels and basements of HITEC, has attracted a wide variety of tenants offering food & beverage, pet accessories and services, home design and furniture, car show, bowling, tourist department store, retail and entertainment. The revamp of furniture shops on the 5th & 6th Floors by international brands as showcase outlets, with a gross floor area of 200,000 square feet, was completed in November 2009. The above revamp, plus the opening of a new flagship restaurant occupying the whole of 14th Floor by an experienced operator in September 2009, have increased the visitor footfalls to a historical high level during the period under review. The number of visitor is expected to grow further over time. The average occupancy rate of EMax increased from 90% for the same period last year to 92% for the period under review.

Severe competition from new office supply in the East Kowloon is expected to continue. In order to maintain the competitiveness and to increase the revenue for the 650,000-square-foot office portion of HITEC, 13th Floor has been converted from club operation into other uses, including but not limited to office, after a series of feasibility studies were conducted. Primarily due to conversion of 50,000 square feet to office use, the average occupancy rate for the office portion of HITEC was 81%, compared with 93% for the same period last year. As at 31 December 2009, the overall occupancy rate for the HITEC (including retail and office) was approximately 90%.

As for the Meetings, Incentives, Conventions and Exhibitions ("MICE") facilities, our new marketing strategies that focus on promoting the property as a popular venue for local events proved to be successful. A number of movie premieres were held during the second half of 2009 in "Star Hall", a 30,000-square-foot multi-purpose hall, attracting over tens of thousands of audience with very positive feedback from the industry. Musical performances such as "Chibi Maruko Musical" and "Disney Live! Winnie the Pooh!" targeting family audiences were also the first of its kind in Star Hall. This clearly demonstrates the sophistication and versatility of the Star Hall facilities for hosting these variety events. Advance bookings of the venue have been made up to mid-2011. The MICE business has become a major revenue contributor and brings additional traffic to HITEC.

In December 2009, HITEC provided the competition venues for Cue Sports, Dance Sport and Bowling in the Hong Kong 2009 East Asian Games ("EAG"). It was a milestone achievement for HITEC to host large-scale international multi-sport events and play a part in promoting Hong Kong as a sports hub of East Asia.

Panda Place,* *Tsuen Wan

Panda Place, a 229,000-square-foot shopping mall situated on the lower floors and basements of the Panda Hotel, is conveniently located within walking distance from both Tsuen Wan and Tai Wo Hau MTR stations. Aggressive leasing strategies and promotional activities have attracted a wide variety of tenants covering food and beverage, fashion and accessories, home design, lifestyle, education and entertainment. Despite intense competitions from other shopping malls in the district, the average occupancy rate of Panda Place increased to 90% and rental income for the period also rose by 15% when compared with the corresponding period last year. On-going upgrading works alongside trade-mix enhancement programs have been facilitating the shopping mall towards becoming a dynamic and exciting landmark in Tsuen Wan.

B) HOSPITALITY

Panda Hotel, ***Tsuen Wan***

The global economic downturn, swine flu, and PRC's travel policy forbidding agencies from offering tour packages below cost all posed immense challenges for Panda Hotel and the Hong Kong tourism industry in year 2009.

For the period under review, average room occupancy rate of Panda Hotel fell to 80% and average room rate dropped by 17% as compared with the same period last year. The decrease in room revenue was partly offset by the improvement in banquet revenue. Total revenue was HK$96 million, representing a decrease of 18% as compared with the same period last year.

In December 2009, the hotel served as one of the few athletes' hotels during the EAG. Over 560 athletes from eight delegations covering four EAG sports, including Chinese Gold Medalist Liu Xiang, were accommodated and superbly cared for.

Although there are signs of global economic recovery, 2010 will still be a challenging year due to new hotel room supply. The hotel will continue to implement a flexible pricing strategy to sustain its short-haul market share and further develop its MICE business. There will also be ongoing facility enhancements to maintain its competitiveness, including the addition of a new banquet venue to attract more business.

Restaurant & Catering Services

The restaurant and catering services of the Group, comprising the food and beverage operations of HITEC ("HITEC F&B") and Hopewell Food Industries Limited ("Hopewell Food"), recorded a growth of 5% in business volume, with a total revenue of HK$50 million for the period under review.

A series of marketing campaigns and special catering packages were offered by HITEC F&B to attract business, such as annual corporate dinners and wedding banquets. As a result, HITEC F&B has seen improvements in spite of the slack economy. It recorded a slight increase in sales revenue by about 4% as compared with the same period last year. Barring any unforeseen circumstances, the steady growth of business is expected to continue.

Hopewell Food operates the "R66 Revolving Restaurant" at Hopewell Centre and "The Queen's Palace Restaurant" at QRE Plaza. Total turnover for the period increased by 6% to HK$20 million as compared with the same period last year. It was an honour that The Queen's Palace Restaurant has been listed as "Bib Gourmand" by the Michelin Guide Hong Kong Macau 2010.

C) DEVELOPMENT

Broadwood Twelve, No. 12 Broadwood Road, ***Happy Valley***

The development, situated at 12 Broadwood Road, has been officially named "BROADWOOD TWELVE", a 45-storey luxury apartment building with 76 residential flats including 2 duplex penthouses, a fully-equipped clubhouse, spacious landscaped areas and carparks. It has a gross floor area of approximately 113,900 square feet. The currently planned total investment is about HK$700 million. Construction work has reached the final stage and the development is scheduled for completion in the second quarter of 2010.

In view of the strong buying interest and run-up of prices of luxury residential properties in Hong Kong while rental is only mildly on the rise, the Group has been exploring, since an announcement was made in October 2009, the possibility of selling the property instead of holding it for rental.

Hopewell New Town, ***Huadu, Guangzhou***

The project is a multi-phase composite development which comprises apartments, townhouses, commercial area and recreational facilities. The site area is approximately 610,200 square metres and the total gross floor area is approximately 1.49 million square metres, including plot ratio gross floor area of approximately 1.11 million square metres and underground car parks of approximately 0.38 million square metres. The development cost of the project, including land cost, is approximately RMB3,000 to RMB4,000 per square metre, depending on the type of units and the development phase. Approximately 91,000 square metres were sold and booked up to 30 June 2009. Approximately 56,000 square metres and 57,000 square metres are to be completed in fiscal year 2010 and 2011 respectively. The Group is currently applying to increase the total gross floor area to be developed, subject to approval of the local government and payment of land premium.

The pre-sale campaign of Phase 1B, which comprises 6 apartment buildings of approximately 17,000 square metres, was launched to market in October 2009. These 6 blocks, with planned total investment of about RMB50 million, are expected to be completed in the first half of 2010.

Phase 2 comprises 48 units of townhouses and 10 blocks of apartments with plot ratio gross floor area of approximately 96,000 square metres. The currently planned total investment for Phase 2 will be about RMB300 million. The pre-sale campaign of the townhouses started in the fourth quarter of 2008 and the townhouses were completed in June 2009. 10 blocks of the apartments were launched for pre-sale by phases from the third quarter of 2009. The construction works for the apartment blocks are planned to be completed by phases from the first half of 2010 to the first half of 2011.

The development of Phase 3, which comprises 80 units of townhouses, 7 apartment buildings and commercial areas with plot ratio gross floor areas of approximately 24,000 square metres, 63,000 square metres and 4,000 square metres respectively, is under planning. The currently planned total investment for this phase is approximately RMB330 million. Construction is planned to commence in the first half of 2010 and be completed by phases in year 2011 and year 2012.

Plot ratio GFA breakdown

Approx. plot ratio GFA 1.11M sq.m.[Note]


To be completed in
FY2011
57,000 sq.m.
To be completed in
FY2010
56,000 sq.m.
Sold & booked up to
30.6.09
91,000 sq.m.
Remaining
906,000 sq.m.

Note: Represented approved plot ratio GFA up to 4.2.2010

Based on the selling price of RMB5,000 to RMB8,000 per square meter, depending on the type of units and the development phase, sale of all units of the whole project could generate a total revenue of approximately RMB6 billion to RMB9 billion.

		*Plot ratio GFA*** *(sq.m.)*	*No. of unit*
Phase 1A	Apartment* Townhouse	80,000 17,000	420 57
Phase 1B	Apartment	17,000	120
Phase 2	Apartment Townhouse	82,000 14,000	840 48
Phase 3	Apartment* Townhouse	67,000 24,000	616 80
Remaining Phases	Apartment Townhouse Commercial	544,000 49,000 186,000	6,244 165 —
Public facilities		30,000	—
Total		1,110,000	8,590

* Including commercial areas of 6,000 sq.m. for Phase 1A and 4,000 sq.m. for Phase 3.

** The plot ratio GFA does not include any basement car park area.

***Lee Tung Street Project,* Wanchai**

In June 2009, the tender for the Lee Tung Street Project in Wanchai was awarded to a joint venture company formed by the Company and Sino Land Company Limited ("Sino") by Urban Renewal Authority ("URA"). The 50:50 joint venture brings together the Group's long term establishment and experience in Wanchai and Sino's strong track record in residential development and experience in URA projects.

The Lee Tung Street/McGregor Street area is widely known as an iconic landmark and is full of historic value. Situated in a prime location on Hong Kong Island, together with a subway link to Wanchai MTR Station, the Lee Tung Street Project is also expected to enhance the transportation network to the area. The project is highlighted with its iconic and unique characteristics by incorporating redevelopment, heritage conservation, revitalisation and green elements. Three historical buildings along Queen's Road East will be preserved as part of the project through a sustainable approach for the benefit and enjoyment of present and future generations.

The project site has an area of approximately 88,500 square feet, and will provide a total gross floor area of about 835,000 square feet upon its completion. The project is planned to comprise about 731,000 square feet for residential use, 86,000 square feet for a themed shopping mall, and 18,000 square feet to be handed over to URA. Under the present plan, the joint venture intends to invest about HK$8.3 billion in this project.

The residential portion of the project is to be developed with approximately 1,200 premium residential units available for sale in year 2013 at the earliest. The commercial portion, which is planned to be completed on or before year 2015, will further strengthen the Group's rental properties portfolio. Construction work is planned to commence in first half of 2010. The project is also expected to bring synergy to the Group's existing properties in Wanchai including Hopewell Centre, QRE Plaza and GardenEast.

***Hopewell Centre II,* Wanchai**

The development plan of Hopewell Centre II was revised in November 2008. This revised plan, under which the total number of storeys will be reduced to about 55 while the total floor area will be decreased to about 101,600 square metres, strikes a balance between economic development and environmental protection. The height of the building, 210 metres above the principal datum, will be lower than the adjacent Hopewell Centre. Hopewell Centre II will be Hong Kong Island's first conference hotel with about 1,024 hotel rooms. The total investment is currently planned to be about HK$5 billion, including a HK$400 million road improvement plan, a green park open for public use and an extensive tree planting plan. The road improvement plan will help solve traffic problems in the area and enhance the safety of pedestrians.

During the period under review, the revised Master Layout Plan was deposited in the Land Registry in August 2009. The preparation works for compliance with the approved conditions and establishment of two preparatory committees for Hopewell

Centre II Green Park and for Conservation and Revitalization of Nam Koo Terrace were in progress. Under the current plan, Hopewell Centre II is targeted for completion in year 2016. The Company will drive forward the project in line with established procedures.

Liede Integrated Commercial (Operating Lease) Project, ***Zhujiangxincheng, Guangzhou***
The project will be developed into a high quality commercial complex with a planned total gross floor area of about 230,000 square meters (including basement car parks). Pursuant to the agreement with the landlord, a subsidiary of the Company will be responsible for fitting-out and equipping the property and for paying rent to the landlord when business operations of the property commence. Under the present plan, the Group plans to invest not less than RMB1,000 million in this project. The property is now in its design stage, the construction works are planned to start in the second half of 2010 and to be completed by the second half of 2015.

Infrastructure

A) HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ("HHI")

The automobile production and sales industries in the PRC are the beneficiaries of numerous national policies, including the reduction of automobile sales tax, subsidies on the purchase of new automobiles on a trade-in basis, incentive schemes to encourage automobiles purchases in rural areas, the imposition of fuel tax to replace road maintenance fee and cancellation of toll charging on grade 2 toll roads. Such measures have stimulated strong growth in car production and car sales. Both figures for the full year of 2009 exceeded 13.6 million cars and set historical high levels; the PRC has surpassed the United States as the country with the highest domestic sales volume of local-made cars in the world. The continuous flourishing development of the automobile market has increased the number of road users which is beneficial to the development of the expressway sector.

For the six months ended 31 December 2009, the aggregate average daily traffic of GS Superhighway and Phase I West recorded an increase of 8% to 375,000 vehicles and their aggregate average daily toll revenue increased 3% to RMB9.8 million. The aggregate total toll revenue amounted to RMB1,804 million.

In response to increasing operating costs, HHI has continuously adopted effective measures to control costs and enhance the operating efficiency of the joint venture companies. At present, measures in place include promoting staff productivity, strengthening energy savings and containing the rise in administrative expenses. Meanwhile, HHI also reduced finance costs by choosing financial products with lower interest rates offered by PRC banks to refinance loans borrowed by the joint venture companies.

The tax holiday for the enterprise income tax for GS Superhighway expired at the end of year 2009. The applicable tax rate in year 2010 will increase to 22% from the level of 10% in year 2009 and will be 24% in year 2011. As to Phase I West, its tax holiday will

expire at the end of year 2010 and the applicable tax rate in year 2011 will increase to 24% from 11% in year 2010. From year 2012 onwards, the applicable tax rate will rise to 25% and last until the end of the contractual operation periods of the joint venture companies of GS Superhighway and Phase I West. Phase II West will be exempted from the enterprise income tax since its commencement of operation in year 2010 until the end of year 2012. The applicable tax rate from year 2013 to the end of year 2015 will be 12.5%. From year 2016 onwards, the applicable tax rate will rise to 25% and last until the end of the contractual operation period of the joint venture company.

Guangzhou-Shenzhen Superhighway

GS Superhighway is one of the busiest expressways in the country and until now, it remains the only expressway connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily toll revenue of GS Superhighway rose 3% to RMB9.35 million, rebounded to a level comparable to that of 2006. The total toll revenue in the six months under review amounted to RMB1,721 million. The average daily traffic increased 8% to 343,000 vehicles as compared with that of last year. In the fourth quarter of year 2009, the average daily traffic grew 11% to 346,000 vehicles as compared with that of last year, which is better than all other quarters in the year.

On 30 September 2009, GS Superhighway recorded the historical high daily traffic of 486,000 vehicles. Based on the traffic data collected in the peak hours between 9:00 to 21:00 on the day, and the hourly throughput capacity indicator being 2,000 vehicles per hour per lane, GS Superhighway's overall utilization was 55% and only two sections, totalled 15 km or about 12% of the whole length, namely the section between Humen Bridge and Changhu Expressway as well as the section between Shenzhen Airport and Jihe Expressway, exceeded 80% utilization for less than 4 hours. HHI is confident that GS Superhighway is far from reaching capacity and still has room to grow in the future.


GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)
319
343
2008
2009
July–December
GS Superhighway
Average Daily Toll Revenue
(RMB thousand)
9,125
9,354
2008
2009
July–December
GS Superhighway
Traffic Breakdown by Class
6.5%
2.0%
17.4%
3.5%
70.6%
5.8%
1.8%
15.9%
3.2%
73.3%
2008
2009
July–December
Class 1
Class 2
Class 3
Class 4
Class 5

Benefiting from the major stimulus measures from national policies on the automobile production and sales industries, the sales of passenger cars (according to PRC definition, passenger cars include sedan, SUV, MPV and cross-typed passenger cars) recorded a dramatic growth. The traffic and toll revenue of the resilient Class 1 small cars have shown strong growth and reached historical high levels. They made up 73.3% of total traffic on GS Superhighway. Given the higher proportion from Class 1 vehicles, the average toll revenue per car per km dropped 3% to RMB0.94 per car per km in the period under review from RMB0.97 per car per km in the same period of the previous year. Meanwhile, in tandem with the gradual improvement on import and export trades of Guangdong Province, the traffic and toll revenue of Class 4 and Class 5 commercial vehicles (mainly trucks) have rebounded from the trough at the beginning of the year to a level comparable to that of year 2008.


Class 1 – Average Daily Toll Revenue (FY05–1H FY10)
RMB'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
3,231
3,673
4,144
3,815*
4,207
4,523
FY05
FY06
FY07
FY08
FY09
1H FY10
Class 4 & 5 – Average Daily Toll Revenue (FY05–1H FY10)
RMB'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
1,245
1,385
1,959
1,731*
1,545
1,700
FY05
FY06
FY07
FY08
FY09
1H FY10

* part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008

The section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road connecting to GS Superhighway, was closed for maintenance from 18 July to 9 November 2009, during which only slight impact on the traffic and toll revenue of GS Superhighway was observed. The road section has been re-opened and GS Superhighway's traffic has returned to its normal level.

A recent analysis of GS Superhighway daily traffic profile reflects a gradual growth of traffic volume during non-peak hours from the night to early morning. The trend indicates a possibility of gradual spread of traffic to various time periods within a day. This will enhance GS Superhighway's overall traffic throughput.

According to the media, the relevant authorities in the PRC and Hong Kong are actively studying to introduce a short-term quota for cross-border private cars in year 2010. Private cars registered in Hong Kong will be granted one-off cross-border licenses to cross the border at Shenzhen Bay Port. HHI believes that GS Superhighway will benefit from such arrangements.

The feasibility study on widening GS Superhighway to a dual ten-lane expressway is being fine-tuned. Upon completion, an application will be submitted to the authorities for approval by the joint venture company according to the relevant regulations. Meanwhile, the joint venture company is actively considering to start widening works earlier at certain road sections with heavy traffic, including the section in Dongguan connecting Changhu Expressway and Humen Bridge, to relieve traffic pressure and sustain smooth traffic.

It was also reported that the construction works of the 59km Guangzhou and Dongguan sections as well as the 30km Shenzhen section of Guangzhou-Shenzhen Coastal Expressway ("Coastal Expressway") are planned to be completed by the end of year 2010 and in year 2012 respectively. HHI will continue to pay attention on its progress. Moreover, there is a common misconception that the travel distance between Hong Kong and Guangzhou taking Coastal Expressway is shorter than taking GS Superhighway. In fact, the reported length of 89km of Coastal Expressway refers only to the middle part of the route between Hong Kong and Guangzhou. If one includes the connecting roads at both ends, i.e. the Hong Kong-Shenzhen Western Corridor and connecting roads to the highway networks in Hong Kong and that to Guangzhou Ring Road, the total travel distance from Hong Kong to Guangzhou taking Coastal Expressway is comparable to that taking GS Superhighway.

Coastal Expressway – Comparable Travel Distance to GS Superhighway


Guang
-zhou
Dongguan
Panyu
GS Superhighway
Coastal Expressway *
Shenzhen
S.E.Z.
Zhongshan
Hong Kong
S.A.R.
* Based on available information of the proposed alignment
Connecting roads at HK end & Guangzhou end

According to the media, for the purpose of carrying out maintenance works at the Yajisha Bridge of ESW Ring Road, a one-year traffic control measure to prohibit large trucks (mainly loaded Class 5 trucks) over 15 tons from using a section of that road has been imposed on 9 January 2010. It is estimated that the corresponding impact on Phase I West will be minimal.

The Guangzhou South Railway Station, which is the largest high-speed railway station in Asia and situated in the proximity of Phase I West, commenced operation in January 2010. Phase II West is scheduled to be completed and operational before the end of June 2010. In addition, Foshan was one of the top three cities with the highest GDP growth in the PRD region in year 2009 and continues to show robust economic growth. All these advantageous factors are expected to contribute to the continuous traffic and revenue growth of Phase I West.

Phase II of the Western Delta Route

Phase II West is a 46 km closed expressway with a total of 6 lanes in dual directions. It is connected to Phase I West in Shunde at the northern end and extends southwards to Shaxi in Zhongshan, linking National Highway 105, Xiaolan Highway and the new Qijiang Highway (both currently under construction). Upon completion, Phase I West and Phase II West will be the only expressways directly linking Guangzhou to the downtown of Zhongshan. According to current construction progress, Phase II West will be completed and operational before the end of June 2010 as planned.

As the prices of construction materials in the PRC have started to fall since mid 2008, the local banks in the PRC have also cut its lending interest rates since September 2008 and HHI has adopted effective measures to control construction costs, the final construction cost of Phase II West is estimated to be lower than the budgeted cost of RMB7,200 million.

Based on the annual toll revenue for the first full year of operation of GS Superhighway and Phase I West, HHI targets at achieving a breakeven of cash flow for Phase II West in its first full year of operation. Preliminary estimation suggests that if Phase II West's annual toll revenue for its first full year of operation amounts to RMB6.5 million per km, cash flow breakeven will be achieved. If it is over RMB9.5 million per km, profits will be attained. During the period under review, the annualized toll revenue for Phase I West amounted to RMB11.2 million per km.

Phase III of the Western Delta Route

Phase III West is a 38 km closed expressway with a total of 6 lanes in dual directions. It is connected to Phase II West in Zhongshan at its northern end and extends southwards to the highway network in Zhuhai, providing a direct access to Zhuhai, Hengqin (the State-level strategic new zone) and Macau.

The project approval of Phase III West by the National Development and Reform Commission was obtained in December 2009. The currently planned total investment for Phase III West is about RMB5,600 million. The capital requirement for the project is maintained at the level of 35% of total investment amount as it is a sino-foreign joint venture tolled expressway project. The groundbreaking ceremony of Phase III West was held on 28 December 2009. Phase III West is planned to be completed and operational by the end of year 2013.

HHI will endeavour to expedite the construction of Phase II West and Phase III West to have them completed earlier. Upon the completion of all three phases of the Western Delta Route, it will become the main artery within the regional expressway network on the western bank of the PRD region linking Guangzhou, Foshan, Zhongshan, Zhuhai, Hengqin and Macau. It is also directly connected with various major expressways along the route including Guangzhou Ring Road, Guangzhou-Gaoming Expressway, Guangzhou Second Ring Road, Jiangmen-Zhongshan Expressway, Western Coastal Expressway and expressways linking Hengqin and the Hong Kong-Zhuhai-Macau Bridge (the "HZM Bridge"). It will form a strategic expressway network with comprehensive coverage as well as a direct and convenient access to cities on the western bank of the PRD region, providing convenient access to Macau and Hong Kong.

Western Delta Route and Highway Network to HZM Bridge, Hengqin, Zhuhai and Macau


Zhongshan
Phase III
West
Zhuhai
HZM Bridge
Hong Kong
Macau
Hengqin

Further to the promulgation of the Pearl River Delta Reform and Development Plan (2008-2020) by the National Development and Reform Commission in December 2008 to enhance the integration, optimization and acceleration of the economic development of the western bank of the PRD region, the State Council approved the overall development plan for Hengqin on 14 August 2009. Hengqin, which is situated adjacent to Macau, has been positioned as a State-level strategic new zone where a central financial and business district will be built. Thus, its construction and development will be expedited. In addition, the HZM Bridge started construction on 15 December 2009 and is expected to be completed and operational in year 2015. Vehicles will be able to get access to and from the HZM Bridge, Hengqin and Macau through the Western Delta Route. HHI believes that the Western Delta Route will benefit from the economic and transportation integration between Guangdong, Hong Kong and Macau.

B) POWER

Heyuan Power Plant

Heyuan Power Plant Project is a 2 x 600 MW ultra super-critical coal-fired power plant located in Heyuan City which consumes less coal than those power plants adopting sub-critical technology commonly used in China. It is one of the most efficient and environmental friendly coal-fired power plants in Guangdong Province today.

The Group currently holds 35% effective interest in Heyuan Power Plant which is a joint venture between our subsidiary and Shenzhen Energy Group Company Limited. The joint venture builds, owns and operates the power plant.

Unit 1 and Unit 2 of the power plant have commenced commercial operations in January and August 2009 respectively. Built at a total cost of about RMB5.2 billion, the plant is funded 30% by equity and 70% by a syndicated project loan. It supplies electricity to Guangdong Province, in particular to Heyuan and Huizhou City. With the completion of a new transmission line in July 2009, total electricity generated and combined average utilization rate during the period under review were 3,100GWh and 67% respectively. As a result, the joint venture has already succeeded in making profit contribution to the Group in its first year of operation.

On 20 November 2009, there was adjustment on on-grid tariff rate for the power plant. As at 1 January 2010, the on-grid tariff rate (with desulphurization) was RMB0.4962/kWh.

During the period under review, with an average coal price of RMB560/ton, the joint venture company recorded a profit after tax in operation. In response to fluctuating coal prices, our cost control strategy was to secure long-term coal supplies with major coal suppliers in the PRC and to improve coal consumption efficiency. Based on the current operation condition including coal supply, the on-grid tariff rate (with desulphurization) of RMB0.4962/kWh and achieving a 60% utilization rate, Heyuan Power Plant is presently targeted to have a positive contribution in the financial year ending 30 June 2010.

Wind Power

As mentioned in the Company's last annual report, the Group is actively developing its own technology for large vertical axis wind turbines in recognition of the consistent and strong demand for clean renewable electricity power. Patents have been applied for and pending since 2008. The technology is currently in the research and development phase. The Group is building an experimental vertical axis wind turbine in Yangjiang, Guangdong Province for testing purposes.

PROSPECTS

Notwithstanding the ongoing volatile conditions in the global economy, the economy of the PRC, in particular the Greater PRD region, appears to be substantially more stable and optimistic than many other regions of the world. The HZM Bridge, the Guangzhou-Shenzhen-Hong Kong Express Rail Link and other major projects fostered by government are slated to start construction that will provide more employment and stimulate the economy in the area. Accordingly it is believed that there would be favourable conditions under which the Group may also proceed with its major projects.

Besides the forthcoming completion of Phase II West in June 2010, Phase III West, which was approved by the National Development and Reform Commission of PRC, broke ground in December 2009. Upon the planned completion of Phase III West in year 2013 and the HZM Bridge in year 2015, the western bank of the PRD region will fall within a reachable three-hour commuting radius of Hong Kong. Such further expansion and enhancement of the regional highway network will bring synergy to the entire Western Delta Route, which will be a platform for growth of the Group's toll road business in the long run.

As to the property market, it is widely believed that the demand for local residential property will remain firm in the near term, given the current low level of mortgage interest rate and the expectation of inflation. Sale of residential units will continue to make contributions to the Group's property business.

In view of the growing demand for electricity in the PRC, the Heyuan Power Plant project is expected to generate positive contribution to the Group on a continual basis.

In recent years, the Group renovated, upgraded and enlarged its investment property portfolio, now with approximately 3.5 million square feet in floor area. Along with the growth of the Greater PRD economy, the Group is now poised for substantial growth with the imminent construction of several major new property development projects such as the Lee Tung Street Project, Hopewell Centre II, and the Liede Integrated Commercial Project. These three projects alone, which are due to be built in the coming 5 years, encompass an aggregate floor area of 4.4 million square feet. With the strong financial position of the Group and the solid income base of its strategic expressway network and property investment portfolio, the Group is in an excellent position to implement its various projects as well as identify and capture good investment opportunities to achieve a sustainable growth.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 31 December 2009, the Group's cash balances and available committed banking facilities were as below:

In HK$ million	*30.06.2009*	***31.12.2009***
Cash		
HHI and its subsidiaries	2,775	**2,699**
Other entities in the Group	2,503	**809**
	5,278	**3,508**
Available Committed Banking Facilities		
HHI and its subsidiaries	3,600	**3,600**
Other entities in the Group	13,350	**12,850**
	16,950	**16,450**
Cash and Available Committed Banking Facilities		
HHI and its subsidiaries	6,375	**6,299**
Other entities in the Group	15,853	**13,659**
	22,228	**19,958**

Maturity Profile of the Major Available Committed Banking Facilities	***Maturity Date***
HK$3,600 million syndicated loan for HHI and its subsidiaries	13 October 2010
HK$5,350 million syndicated loan for other entities in the Group	30 June 2011
HK$7,000 million syndicated loan for other entities in the Group	28 September 2014

The Group also had available uncommitted banking facilities amounted to HK$502 million as at 31 December 2009 (HK$502 million as at 30 June 2009).

The decrease in cash balances for the six months ended 31 December 2009 was mainly due to the payment of final dividends for the financial year ended 30 June 2009 in October 2009 and payments for a property development project in July 2009.

As at 31 December 2009, there was no corporate debt outstanding. The Group's financial position remains strong. With net cash balances in hand as well as available banking facilities, the Group has sufficient financial resources to cater to its recurring operating activities, present and potential investment activities.

Treasury Policies
The Group maintains prudent and conservative treasury policies. The objective is to minimise the finance cost and optimise the return on financial assets.

The Group did not have any hedging arrangement to hedge the interest rate or exchange rate exposures during the period under review. However, the Group will continue to closely monitor such risk exposures from time to time.

Project Commitments
Details of the project commitments are set out in note 19 to the condensed consolidated financial statements.

Contingent Liabilities
Details of the contingent liabilities are set out in note 20 to the condensed consolidated financial statements.

Charges on Assets
As at 31 December 2009, none of the Group's assets were pledged to secure any loans or banking facilities.

Material Acquisition or Disposal
There was no material acquisition or disposal during the period under review.

CORPORATE SOCIAL RESPONSIBILITY

In 2009, we continued with our persistent efforts in promoting corporate social responsibility, and made significant progress in the three core areas of community, environment and employees, particularly on the environmental front. Three of the Group's properties were recognized for "Good Energy Performance", an achievement only possible with strong commitment to building a greener community.

Care for the Community

Our community program portfolio was considerably strengthened in the past six months with new community initiatives, special events and voluntary work programs for employees, such activities were in addition to our ongoing support to various community activities organized by voluntary organizations.

Capitalizing on the versatility of the Group's event venues, we have initiated a new program of offering free tickets to grassroots and other underprivileged children for various entertaining shows and educational events at our properties such as HITEC. In the past six months, over 600 children and their family members have benefited from this program by attending a variety of events like movie premiere, musical and educational seminar.

During the period under review, we have also offered venues in our various properties without charge for the staging of over 100 community and charitable events. We continued to participate in a broad spectrum of community initiatives such as the New Territories Walk for Millions and Dress Special Day organized by the Community Chest, Fun Fun Red Décor Day organized by Hong Kong Red Cross, etc. Our employees have also engaged in a series of voluntary work like participating in charity flag day, organizing Christmas party for children, and visiting the elderly, mentally handicapped and disabled persons.

We have participated in a number of events to celebrate the 60th anniversary of the People's Republic of China. We have joined the Celebration Charity Walk organized by the Chinese General Chamber of Commerce, and have also sponsored the charity gala premieres of "The Founding of a Republic" and "Pan Zuo Liang" which helped promote understanding of Mainland China as well as raised funds for charitable causes.

In December 2009, when Hong Kong hosted the largest ever Hong Kong 2009 East Asian Games ("EAG") in history, we were the proud venue sponsor for Bowling, Cue Sports and DanceSport at HITEC in Kowloon Bay where a total of 32 gold medals were awarded in these three competitions. Apart from this, the BP International House managed by the Group, and our wholly owned Panda Hotel were two of the EAG hotels. Our full support to the EAG well demonstrates our endeavours in building a thriving community through promoting sports.

Our care for the community does not stop at Hong Kong. In 2008, the Group donated HK$5 million to Hong Kong Red Cross for supporting Sichuan earthquake relief actions. The Rehabilitation Centre at Wenchuan County funded by the Group's donations was opened in December 2009. Officiating guests included Mr. Wang Yang, Party Secretary of Guangdong Province and Mr. Liu Qibao, Party Secretary of Sichuan Province. The two outdoor rehabilitation gardens in the centre, which offers a relaxing and comfortable environment for treatment, are the first of its kind in Mainland China.

Care for the Environment

We have a long-standing tradition of caring for the environment. Long before environmental protection became a common concept in Hong Kong, we have refrained from using curtain wall in our building designs to reduce heat gain of the facade and hence electricity consumption for air conditioning. This reflects our fundamental value towards environmental protection which drives us to make ongoing contributions in this area.

Improving energy efficiency continues to be a key area of our environmental initiatives. With rigorous review of existing facilities and energy consumption, extensive facility upgrade and enhanced work procedures were introduced in the past six months, making it possible for the Group to achieve another milestone in environmental protection.

During the period under review, both HITEC and Panda Hotel successfully registered as buildings with "Good Energy Performance" under the Hong Kong Energy Efficiency Registration Scheme for Buildings launched by the Electrical & Mechanical Services Department. Panda Hotel is also the first hotel in Hong Kong being awarded this certification. Together with Hopewell Centre which earned the same recognition in March 2009, three properties of the Group have been recognized for "Good Energy Performance" in a single year.

We have also made significant progress since we first joined the "Green Hong Kong • Carbon Audit" campaign in late 2008. Subsequent to the completion of the first carbon audit of Panda Place in early 2009, the same was completed for HITEC in late 2009. Various energy saving initiatives were launched in HITEC with the audit, including replacement of air-cooled chillers with more energy efficient water-cooled chillers and installation of energy efficient LED lamps.

Turning to the GS Superhighway in Mainland China, all conventional sodium light bulbs and fluorescent lamps in the 500m long tunnel section have been replaced with energy saving induction lamps. We are also considering using advanced control and lighting technology to further reduce electricity consumption for road lighting along the main alignment and toll stations.

Care for the Employees

Throughout the period under review, we continued our sustained efforts to support talent development, enhance employee communication, reinforce health and safety awareness and promote employees' work-life balance.

On top of offering tuition allowance and on-the-job training, a variety of workshops covering topics like year-end performance review, English business writing, presentation skills, social etiquette, telephone and front desk manner were offered to those employees with identified development needs.

Our property management launched programs such as Mentoring Scheme, Best Staff Award Program, and Happy Friday Casual Talk to facilitate cross-team communication and strengthen employee relations across all levels.

As a contingency for Human Swine Influenza, A/H1N1, a business continuity plan for the Group was developed. A vaccination program was offered to our hospitality employees to prevent influenza infection. Besides, the Safety Committee of HITEC regularly gathers opinions and monitor staff health and safety so as to reduce the incidence of staff injury.

With due consideration given to work nature, industry practice and staff feedback, the Group will launch the 5-day work week policy this year to help our staff maintain a healthy and sustainable work-life balance. Apart from this, different kinds of company-sponsored activities including bowling competitions, outings, dinner gatherings, and staff birthday parties were organized to create joyful moments and shared memories with everyone in the Group. The newly formed Hopewell Badminton Club also provided another platform for staff to strike a work-life balance.

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31 December 2009 have been reviewed by the Audit Committee and the auditor of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2009, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(A) the Company[i]

	Shares						
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests[ii] (interests of controlled corporation)*	*Other interests[iii]*	*Underlying shares of equity derivatives[iv]*	*Total Interests*	*% of issued share capital*
Sir Gordon Ying Sheung WU	74,683,240	24,820,000[v]	111,650,000[vi]	30,680,000	–	241,833,240[ix]	27.53
Eddie Ping Chang HO	25,028,000	1,366,000	2,050,000	–	–	28,444,000	3.24
Thomas Jefferson WU	25,830,000	–	820,000	–	–	26,650,000	3.03
Josiah Chin Lai KWOK	1,275,000	–	–	–	–	1,275,000	0.15
Henry Hin Moh LEE	5,104,322	–	–	–	–	5,104,322	0.58
Robert Van Jin NIEN	828,000	–	–	–	–	828,000	0.09
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.30
Lady WU Ivy Sau Ping KWOK	24,820,000	125,143,240[vii]	61,190,000[viii]	30,680,000	–	241,833,240[ix]	27.53
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15
Albert Kam Yin YEUNG	250,000	–	–	–	–	250,000	0.03
Eddie Wing Chuen HO Junior	608,000	–	–	–	–	608,000	0.07
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01
William Wing Lam WONG	150,000	–	–	–	288,000	438,000	0.05

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady WU Ivy Sau Ping KWOK ("Lady WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The family interests in 24,820,000 shares represented the interests of Lady WU.

(vi) The corporate interests in 111,650,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii) and 400,000 shares held through corporation controlled by a trust set up by Sir Gordon WU.

(vii) The family interests in 125,143,240 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations and 400,000 shares held through corporation controlled by a trust set up by Sir Gordon WU.

(viii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(ix) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

	HHI Shares					
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests[i] (interests of controlled corporation)*	*Other Interests*	*Total Interests*	*% of issued share capital*
Sir Gordon Ying Sheung WU	13,717,724	5,244,000[ii]	21,249,999[iii]	6,136,000[iv]	46,347,723[viii]	1.56
Eddie Ping Chang HO	4,355,000	275,000	410,000	–	5,040,000	0.17
Thomas Jefferson WU	13,374,000	–	164,000	–	13,538,000	0.46
Josiah Chin Lai KWOK	127,500	–	–	–	127,500	0.00
Henry Hin Moh LEE	789,960	–	–	–	789,960	0.03
Robert Van Jin NIEN	142,800	–	–	–	142,800	0.00
Guy Man Guy WU	264,565	–	–	–	264,565	0.01
Lady WU Ivy Sau Ping KWOK	5,244,000[v]	22,729,725[vi]	12,237,998[vii]	6,136,000[iv]	46,347,723[viii]	1.56
Linda Lai Chuen LOKE	–	130,898	–	–	130,898	0.00
Albert Kam Yin YEUNG	29,000	–	–	–	29,000	0.00
Eddie Wing Chuen HO Junior	60,800	–	–	–	60,800	0.00
Lee Yick NAM	9,000	–	–	–	9,000	0.00
William Wing Lam WONG	15,000	–	–	–	15,000	0.00
Leo Kwok Kee LEUNG	200,000	–	–	–	200,000	0.01

Notes:

(i) These HHI Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 5,244,000 HHI Shares were interests held by Lady WU.

(iii) The corporate interests in 21,249,999 HHI Shares held by Sir Gordon WU included the corporate interests in 12,237,998 HHI Shares referred to in Note (vii).

(iv) The other interests in 6,136,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady WU.

(v) The interests in 5,244,000 HHI Shares were personal interests beneficially owned by Lady WU and represented the same block of shares in Note (ii).

(vi) The family interests in 22,729,725 HHI Shares represented the interests of Sir Gordon WU. This figure included 9,012,001 HHI Shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 12,237,998 HHI Shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(viii) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associates beneficially owned 600,000 ordinary shares of HCNH, an associated corporation of the Company, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associates.

All the above interests in the shares of associated corporations were long positions.

Save as aforesaid, as at 31 December 2009, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1 November 2003. The 2003 Share Option Scheme will expire on 31 October 2013, but any options then outstanding will continue to be exercisable.

Details of the movement of share options under the 2003 Share Option Scheme during the period ended 31 December 2009 were as follows:

	Date of grant	Exercise price per share HK$	Number of share options					Exercise period	Closing price before date of grant falling within the period HK$
			Outstanding at 01/07/2009	Granted during the period	Exercised during the period	Cancelled/ lapsed during the period	Outstanding at 31/12/2009		
Directors William Wing Lam WONG	10/10/2006	22.44	288,000	–	–	–	288,000	01/11/2007-31/10/2013	N/A
Employees	10/10/2006	22.44	5,590,200	–	118,600	97,800	5,373,800	01/11/2007-31/10/2013	N/A
Employees	15/11/2007	36.10	5,072,000	–	–	192,000	4,880,000	01/12/2008-30/11/2014	N/A
Employees	24/07/2008	26.35	1,788,000	–	–	320,000	1,468,000	01/08/2009-31/07/2015	N/A
Employees	11/03/2009	21.45	1,760,000	–	–	160,000	1,600,000	18/03/2010-17/03/2016	N/A
Total			14,498,200	–	118,600	769,800	13,609,800		

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the employees during the period was HK$25.28.

The options granted on 10 October 2006, 15 November 2007, 24 July 2008 and 11 March 2009 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 10 October 2006	
20% of options granted	01/11/2007-31/10/2008
40%* of options granted	01/11/2008-31/10/2009
60%* of options granted	01/11/2009-31/10/2010
80%* of options granted	01/11/2010-31/10/2011
100%* of options granted	01/11/2011-31/10/2013
Granted on 15 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010-17/03/2011
40%* of options granted	18/03/2011-17/03/2012
60%* of options granted	18/03/2012-17/03/2013
80%* of options granted	18/03/2013-17/03/2014
100%* of options granted	18/03/2014-17/03/2016
* *including those not previously exercised*	

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16 July 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15 July 2013.

(b) Details of the movement of share options under the HHI Option Scheme during the period ended 31 December 2009 were as follows:

	Date of grant	Exercise price per share HK$	Number of share options					Exercise period	Closing price before date of grant falling within the period HK$
			Outstanding at 01/07/2009	Granted during the period	Exercised during the period	Cancelled/ lapsed during the period	Outstanding at 31/12/2009		
Employees	17/10/2006	5.858	4,440,000	–	–	–	4,440,000	01/12/2007-30/11/2013	N/A
Employees	19/11/2007	6.746	760,000	–	–	320,000	440,000	01/12/2008-30/11/2014	N/A
Employees	24/07/2008	5.800	400,000	–	–	–	400,000	01/08/2009-31/07/2015	N/A
Total			5,600,000	–	–	320,000	5,280,000		

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	***Exercise period***
Granted on 17 October 2006	
20% of options granted	01/12/2007-30/11/2008
40%* of options granted	01/12/2008-30/11/2009
60%* of options granted	01/12/2009-30/11/2010
80%* of options granted	01/12/2010-30/11/2011
100%* of options granted	01/12/2011-30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015

* *including those not previously exercised*

Share Awards of the Company

(A) The Share Award Scheme of the Company (the "HHL Award Scheme") was adopted by the Board on 25 January 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) During the period under review, cash dividend income amounted to HK$43,056 (2008: HK$1,891,200) had been received in respect of the shares held upon the trust for the HHL Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of share which shall become returned shares for the purpose of the HHL Award Scheme, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

(D) There was no awarded shares granted or outstanding during the six months ended 31 December 2009.

Share Awards of HHI

(A) The Share Award Scheme of HHI (the "HHI Award Scheme") was adopted by the board of directors of HHI ("HHI Board") on 25 January 2007 ("HHI Adoption Date"). Unless terminated earlier by HHI Board, the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI group and to give incentive in order to retain them for the continual operation and development of HHI group and to attract suitable personnel for further development of HHI group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the remuneration committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) There was no awarded shares granted or outstanding during the six months ended 31 December 2009 and no dividend income was received (2008: HK$155,800) in respect of shares held upon the trust for the HHI Award Scheme during such period.

Substantial Shareholders

As at 31 December 2009, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	***Capacity***	***Number of shares (corporate interests)***	***% of issued share capital***
Commonwealth Bank of Australia	Interests of controlled corporations	79,090,000	9.00%

Save as disclosed above and under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO as at 31 December 2009.

Purchase, Sale or Redemption of Securities

During the six months ended 31 December 2009, the Company repurchased 664,000 shares on the Stock Exchange at an aggregate consideration of HK$16,080,200. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$1,660,000 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	***Total no. of ordinary shares repurchased***	***Lowest price paid per share***	***Highest price paid per share***	***Aggregate consideration paid***
		HK$	***HK$***	***HK$***
November 2009	662,500	24.00	24.45	16,043,750
December 2009	1,500	24.30	24.30	36,450
Total	664,000			16,080,200

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the six months ended 31 December 2009.

Employees and Remuneration Policies

As at 31 December 2009, the Group had approximately 1,245 employees. It offers competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group provides share option and share award schemes for the purposes of recognizing contributions by, and giving incentives to, the employees. Discretionary bonuses will be granted to employees subject to individual performance as well as the business performance of the Group. The Group provides medical insurance coverage to all staff members and offers personal accident insurance to senior staff.

On top of offering competitive remuneration packages, the Group also invests in human capital development by providing relevant training programs to enhance employee productivity. In July 2009, the Group hired 4 high potential graduates under a 24-month Management Trainee Program. They will be equipped with the essential business knowledge and management skills through the thoughtfully planned job rotations within our core-business units. Training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. In addition to formal training programs, the Group also provides other learning opportunities such as on-the-job training and seminars to relevant employees. Examples of training programs and seminars are set out in the "Corporate Social Responsibility" section.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

Model Code for Securities Transactions

The Company has adopted the Model Code as its model code for securities transactions by the Company's Directors and an employees' share dealing rule on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he or she has complied fully with the required standard set out in the Model Code throughout the period under review.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the interim report.

Change in Information of Directors

Upon specific enquiry by the Company and following confirmations from Directors, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the Company's last published annual report.

Name of Director	***Details of changes***
Mr. Thomas Jefferson WU	Mr. WU has been re-designated as the Managing Director of the Company with effect from 1 October 2009 and his annual emoluments (basic salary plus contractual year-end bonus) from the Company and HHI have been revised from HK$1,560,000 and HK$1,794,000 to HK$3,000,000 and HK$2,000,000 respectively with effect from 1 October 2009.
Mr. Eddie Ping Chang HO	Mr. HO has ceased to be the Managing Director of the Company with effect from 1 October 2009.
Ir. Leo Kwok Kee LEUNG	Ir. LEUNG, formerly a Non-executive Director, has been re-designated as an Executive Director of the Company with effect from 1 October 2009. Upon the aforesaid re-designation, his term of office with the Company changed from 3 years (from 1 July 2009 to 30 June 2012) to no specific term of service. The annual emoluments (basic salary plus contractual year-end bonus) of Ir. LEUNG from the Company have been revised from HK$1,625,000 to HK$2,860,000 with effect from 1 February 2010.
Mr. Robert Van Jin NIEN	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. NIEN from the Company have been revised from HK$1,430,000 to HK$2,210,000 with effect from 1 February 2010.
Mr. Albert Kam Yin YEUNG	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. YEUNG from the Company have been revised from HK$1,638,000 to HK$3,120,000 with effect from 1 February 2010.
Mr. William Wing Lam WONG	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. WONG from the Company have been revised from HK$1,720,000 to HK$2,860,000 with effect from 1 February 2010.
Mr. Carmelo Ka Sze LEE	Mr. LEE resigned as a non-executive director of Taifook Securities Group Limited on 13 January 2010.

On behalf of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 4 February 2010

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 37 to 59, which comprises the condensed consolidated statement of financial position of Hopewell Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of 31 December 2009 and the related condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
4 February 2010

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 31 December 2009

	Notes	*Six months ended* 31.12.2008 HK$'000 (unaudited)	**31.12.2009 HK$'000 (unaudited)**
Turnover	3	493,035	**538,477**
Cost of sales and services		(237,521)	**(259,373)**
		255,514	**279,104**
Other income	4	113,701	**11,464**
Selling and distribution costs		(19,904)	**(27,111)**
Administrative expenses		(163,918)	**(134,855)**
Other expenses		(7,015)	**(1,067)**
Gain (loss) arising from changes in fair value of investment properties			
Under construction		—	**1,696,300**
On transfer to investment properties upon completion of development		510,847	**—**
Completed investment properties		(7,217)	**665,335**
Write back of warranty provision	20(a)	—	**30,093**
Gain on disposal of available-for-sale investments		1,873	**—**
Finance costs	5	(17,823)	**(18,000)**
Share of profits of			
Jointly controlled entities	6	561,183	**647,224**
Associates		5,527	**763**
Profit before taxation		1,232,768	**3,149,250**
Income tax expense	7	(139,967)	**(454,045)**
Profit for the period		1,092,801	**2,695,205**
Other comprehensive income:			
Exchange differences arising on translation of financial statements of subsidiaries, jointly controlled entities and associates		(34,883)	**11,599**
(Loss) gain arising from changes in fair value of available-for-sale investments		(21,178)	**4,829**
Investment revaluation reserve reclassified to profit or loss on disposal of available-for-sale investments		(1,873)	**—**
Other comprehensive (expense) income for the period		(57,934)	**16,428**
Total comprehensive income for the period		1,034,867	**2,711,633**
Profit for the period attributable to:			
Owners of the Company		931,295	**2,524,689**
Non-controlling interests		161,506	**170,516**
		1,092,801	**2,695,205**
Total comprehensive income attributable to:			
Owners of the Company		877,742	**2,537,769**
Non-controlling interests		157,125	**173,864**
		1,034,867	**2,711,633**
		HK$	***HK$***
Earnings per share	8		
Basic		1.05	**2.87**
Diluted		1.05	**2.87**

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2009

	Notes	30.6.2009 HK$'000 (audited)	**31.12.2009 HK$'000 (unaudited)**
ASSETS			
Non-current Assets			
Investment properties	10	9,239,700	**12,156,500**
Property, plant and equipment	10	570,037	**585,819**
Prepaid land lease payments	10	909,485	**682,787**
Properties under development		381,783	**192,096**
Interests in jointly controlled entities	11	6,704,998	**6,658,318**
Interests in associates		27,042	**27,805**
Loan receivable		3,064	**2,734**
Available-for-sale investments		33,318	**45,478**
Amounts due from jointly controlled entities	12	25,000	**1,668,746**
		17,894,427	**22,020,283**
Current Assets			
Inventories		15,333	**19,526**
Stock of properties			
Under development		407,596	**494,544**
Completed		96,254	**71,889**
Prepaid land lease payments		10,572	**6,925**
Trade and other receivables	13	29,111	**249,548**
Deposits and prepayments		51,183	**50,433**
Bank balances and cash held by:	14		
Hopewell Highway Infrastructure Limited ("HHI") and its subsidiaries		2,775,222	**2,699,092**
Other entities in the Group		2,502,685	**809,066**
		5,887,956	**4,401,023**
Total Assets		23,782,383	**26,421,306**

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

At 31 December 2009

	Notes	30.6.2009 HK$'000 (audited)	**31.12.2009** **HK$'000** **(unaudited)**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	15	2,197,373	**2,196,010**
Share premium and reserves	16	17,185,571	**19,210,231**
Equity attributable to owners of the Company		19,382,944	**21,406,241**
Share option reserve of a subsidiary		2,974	**2,958**
Share award reserve of a subsidiary		—	**—**
Non-controlling interests		2,601,477	**2,614,710**
Total Equity		21,987,395	**24,023,909**
Non-current Liabilities			
Warranty provision	20(a)	84,059	**53,966**
Deferred tax liabilities		1,075,227	**1,489,130**
Amount due to a minority shareholder of a subsidiary		61,929	**62,935**
		1,221,215	**1,606,031**
Current Liabilities			
Trade and other payables	17	370,551	**408,765**
Rental and other deposits		156,290	**345,961**
Amounts due to associates		9,741	**10,326**
Amount due to a jointly controlled entity		2,243	**3,550**
Tax liabilities		34,948	**22,764**
		573,773	**791,366**
Total Liabilities		1,794,988	**2,397,397**
Total Equity and Liabilities		23,782,383	**26,421,306**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2009

	Attributable to owners of the Company																
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	PRC statutory reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Shares held for share award scheme HK$'000	Retained profits HK$'000	Total HK$'000	Share option reserve of a subsidiary HK$'000	Share award reserve of a subsidiary HK$'000	Non-controlling interests HK$'000	Total HK$'000
At 1 July 2008 (audited)	2,230,806	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	23,047,013	2,378	1,124	3,232,569	26,283,084
Profit for the period	–	–	–	–	–	–	–	–	–	–	–	931,295	931,295	–	–	161,506	1,092,801
Other comprehensive expense for the period	–	–	–	–	(30,502)	–	–	(23,051)	–	–	–	–	(53,553)	–	–	(4,381)	(57,934)
Total comprehensive income for the period	–	–	–	–	(30,502)	–	–	(23,051)	–	–	–	931,295	877,742	–	–	157,125	1,034,867
Issue of shares	5,655	47,314	–	–	–	–	–	–	(6,958)	–	–	–	46,011	–	–	–	46,011
Shares issue expenses	–	(35)	–	–	–	–	–	–	–	–	–	–	(35)	–	–	–	(35)
Repurchase of own shares	(32,157)	–	32,157	–	–	–	–	–	–	–	–	(301,904)	(301,904)	–	–	–	(301,904)
Repurchase of HHI's shares	–	–	–	–	–	–	–	–	–	–	–	(4,692)	(4,692)	–	–	(15,976)	(20,668)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	–	14,674	1,870	–	–	16,544	1,233	397	599	18,773
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,013,702)	(1,013,702)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,193)	(1,193)
Transfers between reserves	–	–	–	–	–	440	–	–	–	–	–	(440)	–	–	–	–	–
Dividends recognised as distribution during the period *(note 9)*	–	–	–	–	–	–	–	–	–	–	–	(4,258,573)	(4,258,573)	–	–	–	(4,258,573)
At 31 December 2008	2,204,304	8,764,199	58,090	83,010	336,444	82,392	10,875	3,367	45,522	7,178	(11,923)	7,838,648	19,422,106	3,611	1,521	2,359,422	21,786,660
At 1 July 2009 (audited)	2,197,373	8,764,198	65,021	10,010	342,780	82,375	10,875	14,635	56,467	–	(2,178)	7,841,388	19,382,944	2,974	–	2,601,477	21,987,395
Profit for the period	–	–	–	–	–	–	–	–	–	–	–	2,524,689	2,524,689	–	–	170,516	2,695,205
Other comprehensive income for the period	–	–	–	–	8,251	–	–	4,829	–	–	–	–	13,080	–	–	3,348	16,428
Total comprehensive income for the period	–	–	–	–	8,251	–	–	4,829	–	–	–	2,524,689	2,537,769	–	–	173,864	2,711,633
Issues of shares	297	3,105	–	–	–	–	–	–	(741)	–	–	–	2,661	–	–	–	2,661
Share issue expenses	–	(1)	–	–	–	–	–	–	–	–	–	–	(1)	–	–	–	(1)
Repurchase of own shares	(1,660)	–	1,660	–	–	–	–	–	–	–	–	(16,123)	(16,123)	–	–	–	(16,123)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	–	8,757	–	–	–	8,757	(16)	–	(8)	8,733
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(160,623)	(160,623)
Transfers between reserves	–	–	–	–	–	253	–	–	–	–	–	(253)	–	–	–	–	–
Dividends recognised as distribution during the period (note 9)	–	–	–	–	–	–	–	–	–	–	–	(509,766)	(509,766)	–	–	–	(509,766)
At 31 December 2009	**2,196,010**	**8,767,302**	**66,681**	**10,010**	**351,031**	**82,628**	**10,875**	**19,464**	**64,483**	**–**	**(2,178)**	**9,839,935**	**21,406,241**	**2,958**	**–**	**2,614,710**	**24,023,909**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 31 December 2009

	Note	*Six months ended* 31.12.2008 HK$'000 (unaudited)	***Six months ended* 31.12.2009 HK$'000 (unaudited)**
OPERATING ACTIVITIES			
Cash generated from operations before income tax payments		60,100	**65,559**
Tax paid		(28,390)	**(27,239)**
NET CASH FROM OPERATING ACTIVITIES		31,710	**38,320**
INVESTING ACTIVITIES			
Dividend received		594,122	**475,421**
Acquisition of a subsidiary	21	(208,007)	**—**
Repayments from (advances to) jointly controlled entities		55,395	**(1,643,746)**
Acquisition of available-for-sale investments		—	**(7,331)**
Other investing cashflows		(87,568)	**(172,205)**
NET CASH FROM (USED IN) INVESTING ACTIVITIES		353,942	**(1,347,861)**
FINANCING ACTIVITIES			
Dividends and distributions paid to			
Owners of the Company		(4,258,573)	**(509,766)**
Non-controlling interests		(1,013,702)	**(160,623)**
Repurchase of shares		(296,814)	**(16,123)**
Net proceed from issue of shares		45,976	**2,660**
Other financing cashflows		(6,190)	**(12,991)**
NET CASH USED IN FINANCING ACTIVITIES		(5,529,303)	**(696,843)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,143,651)	**(2,006,384)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		10,782,361	**5,277,907**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,432)	**2,825**
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD, representing bank balances and cash		5,635,278	**3,274,348**

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2009 except for the application of the following new and revised standards, amendments and interpretations ("new and revised HKFRSs") issued by the HKICPA and applied by the Group for the first time in the current period.

HKAS 1 (Revised 2007)	Presentation of Financial Statements
HKAS 23 (Revised 2007)	Borrowing Costs
HKAS 27 (Revised 2008)	Consolidated and Separate Financial Statements
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 (Amendment)	Eligible Hedged Items
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combinations
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HK(IFRIC)-Int 9 & HKAS 39 (Amendments)	Embedded Derivatives
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC)-Int 18	Transfers of Assets from Customers
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2008
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2009 in relation to the amendments to HKFRS 2, HKAS 38, paragraph 80 to HKAS 39, HK(IFRIC)-Int 9 and HK(IFRIC)-Int 16

The application of the new and revised HKFRSs had the following effect on the condensed consolidated financial statements of the Group.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

HKAS 1 (Revised 2007) Presentation of Financial Statements

HKAS 1 (Revised 2007) has introduced terminology changes (including revised titles for the condensed consolidated financial statements) and changes in the format and content of the condensed consolidated financial statements.

HKFRS 8 Operating Segments

HKFRS 8 is a disclosure standard that has resulted in a redesignation of the Group's reportable segments and changes in the basis of measurement of segment revenue and segment profit or loss (see note 3).

Amendments to HKAS 40 Investment Property

As part of *Improvements to HKFRSs (2008)*, HKAS 40 has been amended to include within its scope properties under construction or development for future use as investment properties and to require such properties to be measured at fair value (where the fair value model is used and the fair values of the properties are reliably determinable). In the past, the leasehold land and building elements of investment properties under construction were accounted for separately. The leasehold land element was accounted for as an operating lease and the building element was carried at cost less accumulated impairment losses, if any. The Group has used the fair value model to account for its investment properties.

The Group has applied the amendments to HKAS 40 prospectively from 1 July 2009 in accordance with the relevant transitional provision. As a result of the application of the amendment, the Group's investment properties under construction that include the leasehold land and buildings elements have been classified as investment properties and measured at fair value as at 31 December 2009, with the fair value gain of HK$1,696,300,000 and related deferred tax expense of HK$279,890,000 recognised in profit or loss in current period.

As at 31 December 2009, the impact has been to decrease prepaid land lease payments and properties under development by HK$251,848,000 and HK$302,852,000 respectively, to increase investment properties by HK$2,251,000,000, to increase deferred tax liabilities by HK$279,890,000 and to increase profit for the period by HK$1,416,410,000.

The adoption of other new and revised HKFRSs had no material effect on the condensed consolidation financial statements of the Group.

Summary of the Effects of the Changes in Accounting Policies

The effect of changes in accounting policies described above on the results for the current and prior period by line items presented is as follows:

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Increase in gain arising from changes in fair value of investment properties	—	**1,696,300**
Increase in deferred tax expense	—	**(279,890)**
Increase in profit for the period	—	**1,416,410**

2. PRINCIPAL ACCOUNTING POLICIES (continued)

Summary of the Effects of the Changes in Accounting Policies (continued)

The effect of the changes in accounting policies described above on the Group's basic and diluted earnings per share for the current and prior period is as follows:

Impact on basic earnings per share

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$	***HK$***
Reported figures before adjustments	1.05	**1.26**
Adjustments arising from changes in accounting policies	—	**1.61**
Adjusted	1.05	**2.87**

Impact on diluted earnings per share

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$	***HK$***
Reported figures before adjustments	1.05	**1.26**
Adjustments arising from changes in accounting policies	—	**1.61**
Adjusted	1.05	**2.87**

The Group has not early applied the following amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Amendments to HKAS 1, HKAS 7, HKAS 17, HKAS 36, HKAS 39, HKFRS 5 and HKFRS 8 as part of Improvements to HKFRSs 2009[1]
HKAS 24 (Revised)	Related Party Disclosure[2]
HKAS 32 (Amendment)	Classification of Rights Issues[3]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[1]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[1]
HKFRS 9	Financial Instruments[4]
HK(IFRIC)-Int 14 (Amendment)	Prepayments of Minimum Funding Requirement[2]
HK(IFRIC)-Int 19	Extinguishing Financial Liabilities with Equity Instruments[5]

1 Effective for annual periods beginning on or after 1 January 2010
2 Effective for annual periods beginning on or after 1 January 2011
3 Effective for annual periods beginning on or after 1 February 2010
4 Effective for annual periods beginning on or after 1 January 2013
5 Effective for annual periods beginning on or after 1 July 2010

2. PRINCIPAL ACCOUNTING POLICIES (continued)

HKFRS 9 *Financial Instruments* introduces new requirements for the classification and measurement of financial assets and will be effective from 1 January 2013, with earlier application permitted. The Standard requires all recognised financial assets that are within the scope of HKAS 39 *Financial Instruments: Recognition and Measurement* to be measured at either amortised cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost. All other debt investments and equity investments are measured at fair value. The application of HKFRS 9 will affect the classification and measurement of the Group's available-for-sale investments.

In addition, as part of *Improvements to HKFRSs* issued in 2009, HKAS 17 *Leases* has been amended in relation to the classification of leasehold land. The amendments will be effective from 1 January 2010, with earlier application permitted. Before the amendments to HKAS 17, lessees were required to classify leasehold land as operating leases and presented as prepaid land lease payments in the consolidated statement of financial position. The amendments have removed such a requirement. Instead, the amendments require the classification of leasehold land to be based on the general principles set out in HKAS 17, that are based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The application of the amendments to HKAS 17 might affect the classification of the Group's leasehold land.

The directors of the Company anticipate that the application of other new and revised HKFRSs will have no material impact on the consolidated financial statements.

3. TURNOVER AND SEGMENTS

The Group has adopted HKFRS 8 *Operating Segments* with effect from 1 July 2009. HKFRS 8 is a disclosure standard that requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of assessing their performance and allocating resources to segments. In contrast, the predecessor Standard, HKAS 14 *Segment Reporting*, required an entity to identify two sets of segments (business and geographical), using a risks and returns approach. In the past, the Group's primary reporting format was business segments. The application of HKFRS 8 has resulted in a redesignation of the Group's operating segments as compared with the primary reportable segments determined in accordance with HKAS 14.

3. TURNOVER AND SEGMENTS (continued)

In prior years, segment information reported externally was analysed on the basis of the types of goods supplied and services provided by the Group's operating divisions (i.e. property investment, property development, toll road investment, hotel investment and management, restaurant and catering, and power plant). However, information reported to the chief operating decision maker for the purposes of performance assessment and resource allocation had re-categorised the Group's operating segments as follows:

Property investment	—	development of investment properties, property letting, agency and management
Hotel operations, restaurant and catering	—	hotel ownership and management, restaurant operations and food catering
Property development	—	development of stock of properties
Toll road investment	—	investments in expressway projects
Power plant	—	power plant operation
Treasury income	—	investment in bank deposits
Other operations	—	manufacture and sales of food, project management and consultancy service

Information regarding the above segments is reported below. Amounts reported for the prior year have been restated to conform to the requirements of HKFRS 8.

The following is an analysis of the Group's revenue and results by operating segment for the period under review:

Segment revenue

	Six months ended 31.12.2008			***Six months ended 31.12.2009***		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	***External HK$'000***	***Inter-segment HK$'000***	***Combined HK$'000***
Property investment	275,070	20,950	296,020	**292,890**	**21,214**	**314,104**
Hotel operations, restaurant and catering	169,172	29	169,201	**146,952**	**86**	**147,038**
Property development	765	—	765	**50,838**	**—**	**50,838**
Toll road investment	931,265	—	931,265	**955,098**	**—**	**955,098**
Power plant	—	—	—	**569,912**	**—**	**569,912**
Treasury income	105,878	—	105,878	**5,251**	**—**	**5,251**
Other operations	48,028	1,734	49,762	**47,797**	**7,596**	**55,393**
Total segment revenue	1,530,178	22,713	1,552,891	**2,068,738**	**28,896**	**2,097,634**

Segment revenue includes the turnover and treasury income of the Group, and the Group's attributable share of revenue of jointly controlled entities engaging in toll roads and power plant.

Inter-segment revenue was charged at prices determined by management with reference to market prices.

3. TURNOVER AND SEGMENTS (continued)

Segment revenue (continued)
The total segment revenue can be reconciled to the turnover as presented in condensed consolidated statement of comprehensive income as follows:

	Six months ended *31.12.2008* *HK$'000*	***Six months ended*** ***31.12.2009*** ***HK$'000***
Total segment revenue from external customers	1,530,178	**2,068,738**
Less:		
Share of turnover of jointly controlled entities engaged in:		
Toll road investment	(931,265)	**(955,098)**
Power plant	—	**(569,912)**
Treasury income	(105,878)	**(5,251)**
Turnover as presented in condensed consolidated statement of comprehensive income	493,035	**538,477**

Segment results

	Six months ended 31.12.2008				***Six months ended 31.12.2009***			
	The Group HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Segment results HK$'000*	***The Group HK$'000***	***Jointly controlled entities HK$'000***	***Associates HK$'000***	***Segment results HK$'000***
Property investment	688,552	598	2,042	691,192	**1,885,111**	**139**	**855**	**1,886,105**
Hotel operations, restaurant and catering	38,491	—	3,348	41,839	**20,320**	**—**	**—**	**20,320**
Property development	(17,414)	—	—	(17,414)	**6,161**	**—**	**—**	**6,161**
Toll road investment	(36,946)	587,344	—	550,398	**(18,613)**	**560,506**	**—**	**541,893**
Power plant	(131)	(26,759)	—	(26,890)	**(867)**	**86,579**	**—**	**85,712**
Treasury income	105,878	—	—	105,878	**5,251**	**—**	**—**	**5,251**
Other operations	(6,365)	—	137	(6,228)	**(8,120)**	**—**	**(92)**	**(8,212)**
	772,065	561,183	5,527	1,338,775	**1,889,243**	**647,224**	**763**	**2,537,230**

Segment result of property investment includes the gain arising from change in fair value of investment properties under construction and on transfer to investment properties upon completion of development totalling HK$1,696,300,000 (six months ended 31.12.2008: HK$510,847,000).

3. TURNOVER AND SEGMENTS (continued)

Segment profit represents the profit earned by each segment without allocation of corporate general and administrative expenses, (loss) gain arising from changes in fair value of completed investment properties, gain on disposal of available-for-sale investments and finance costs. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

The share of profits of jointly controlled entities and associates shown above includes share of tax of jointly controlled entities and associates of approximately HK$72,507,000 (six months ended 31.12.2008: HK$58,960,000) and HK$151,000 (six months ended 31.12.2008: HK$140,000) respectively.

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Segment results	1,338,775	**2,537,230**
Unallocated other income	310	**165**
Unallocated corporate expenses	(83,150)	**(65,573)**
	1,255,935	**2,471,822**
(Loss) gain arising from changes in fair value of completed investment properties	(7,217)	**665,335**
Write back of warranty provision	—	**30,093**
Gain on disposal of available-for-sale investments	1,873	**—**
Finance costs	(17,823)	**(18,000)**
Profit before taxation	1,232,768	**3,149,250**

4. OTHER INCOME

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Other income includes:		
Interest on bank deposits	105,878	**5,251**
Exchange gains	310	**165**

5. FINANCE COSTS

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Loan arrangement fees and related charges	16,848	**16,994**
Imputed interest on amount due to a minority shareholder of a subsidiary	975	**1,006**
	17,823	**18,000**

6. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Share of profits of jointly controlled entities before interest income from loan to, and amortisation of additional cost of investments in, jointly controlled entities	601,218	**687,950**
Interest income from loan to, and registered capital contributions made to, a jointly controlled entity	2,057	**2,007**
Amortisation of additional cost of investments in jointly controlled entities	(42,092)	**(42,733)**
	561,183	**647,224**

7. INCOME TAX EXPENSE

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Hong Kong Profits Tax		
Current period	14,992	**14,898**
(Over)underprovision in respect of prior periods	(1,136)	**115**
	13,856	**15,013**
Taxation elsewhere		
Current period	75	**25,129**
Deferred tax	126,036	**413,903**
	139,967	**454,045**

7. INCOME TAX EXPENSE (continued)

Hong Kong Profits Tax is calculated at 16.5% (six months ended 31.12.2008: 16.5%) of the estimated assessable profit for the period.

Taxes on profits assessable elsewhere are calculated at tax rates prevailing in the countries in which the Group operates. The balance for the six months ended 31 December 2009 includes withholding tax on dividends declared during the period by a jointly controlled entity of the Group of HK$25,051,000 (six months ended 31.12.2008: Nil).

Deferred tax is mainly attributable to the gain on changes in fair value of investment properties and withholding tax on undistributed earnings of certain jointly controlled entities established in the PRC.

8. EARNINGS PER SHARE

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic and diluted earnings per share	931,295	**2,524,689**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	887,639,488	**878,769,103**
Effect of dilutive potential ordinary shares:		
Share options	643,095	**360,156**
Award shares	382,053	**72,000**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	888,664,636	**879,201,259**

The weighted average number of ordinary shares shown above has been arrived at after deducting 72,000 shares (six months ended 31.12.2008: 394,000 shares) held by Hopewell Holdings Limited ("HHL") Employees' Share Award Scheme Trust.

9. DIVIDENDS

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Dividends paid and recognised as distribution during the period:		
Final dividend paid for the year ended 30 June 2009 of HK58 cents per share (six months ended 31.12.2008: for the year ended 30 June 2008 of HK40 cents per share)	355,626	**509,808**
Special final dividend for the year ended 30 June 2009: Nil (six months ended 31.12.2008: for the year ended 30 June 2008 of HK110 cents per share)	977,971	—
Special interim dividend for the year ending 30 June 2010: Nil (six months ended 31.12.2008: for the year ended 30 June 2009 of HK330 cents per share)	2,926,867	—
	4,260,464	**509,808**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust	(1,891)	**(42)**
	4,258,573	**509,766**
Dividend declared:		
Interim dividend for the year ending 30 June 2010 of HK45 cents per share (six months ended 31.12.2008: for the year ended 30 June 2009 of HK40 cents per share)	352,110	**395,288**
Less: Dividend for shares held by HHL Employees' Share Award Scheme Trust	(29)	**(32)**
	352,081	**395,256**

Subsequent to 31 December 2009, the directors declared that an interim dividend in respect of the financial year ending 30 June 2010 of HK45 cents per share shall be paid to the shareholders of the Company whose names appear on the Register of Members on 24 February 2010.

The amount of interim dividend declared for the year ending 30 June 2010 is calculated based on the number of shares in issue, less the dividend for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of this interim financial information.

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND PREPAID LAND LEASE PAYMENTS

The fair value of the Group's investment properties at 31 December 2009 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited ("DTZ"), an independent firm of professional property valuers not connected to the Group. For office premises, serviced apartments, car parks and retail outlets, the valuation is arrived at by using direct comparison method by making reference to comparable sales transactions as available in the relevant market or, where appropriate, by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties. For convention and exhibition venue, the valuation is arrived at by capitalising the estimated annual net income, and based on valuer's opinion as to the future trading potential and level of turnover likely to be achieved. For investment properties under construction, the valuation is arrived at by using direct comparison method, after taken into account the development cost expended on the properties up to the date of valuation and have allowed for the cost necessary for completion of the development.

The development of a property of the Group was completed during the six months ended 31 December 2008. Such property, which is held to earn rentals and/or for capital appreciation purposes, had been reclassified from properties under development and prepaid land lease payments with total carrying amounts of HK$322 million to investment properties. Gain recognised on transfer of completed property to investment properties amounting to HK$511 million has been recognised in the profit or loss for the period ended 31 December 2008.

In addition, during the six months ended 31 December 2008, the Group acquired investment properties of HK$210 million through the acquisition of a subsidiary from certain directors of the Company, details of the acquisition are disclosed in note 21.

Depreciation of property, plant and equipment and amortisation of prepaid land lease payments charged to profit or loss are as follows:

	Six months ended	
	31.12.2008	***31.12.2009***
	HK$'000	***HK$'000***
Amortisation of prepaid land lease payments	5,244	**3,463**
Less: Amortisation capitalised on properties under development	(3,898)	**(2,040)**
	1,346	**1,423**
Depreciation of property, plant and equipment	20,537	**25,137**

11. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	30.6.2009 *HK$'000*	***31.12.2009*** ***HK$'000***
Expressway projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,201,821	**1,201,821**
Additional cost of investments	2,745,309	**2,747,316**
	3,947,130	**3,949,137**
Share of post-acquisition reserves	2,873,159	**2,780,596**
Less: Accumulated amortisation	(782,922)	**(825,655)**
	6,037,367	**5,904,078**
Power plant project in the PRC		
Unlisted investment, at cost		
Registered capital contribution	631,867	**631,867**
Share of post-acquisition reserves	23,711	**110,181**
	655,578	**742,048**
Other unlisted investments	12,053	**12,192**
	6,704,998	**6,658,318**

12. AMOUNTS DUE FROM JOINTLY CONTROLLED ENTITIES

Amounts due from jointly controlled entities are unsecured, interest-free and not expected to be repayable within one year after the end of the reporting period.

13. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables net of allowance for doubtful debts by age, presented based on the invoice date:

	30.6.2009 HK$'000	***31.12.2009 HK$'000***
Receivables aged		
0-30 days	19,578	**22,973**
31-60 days	4,815	**9,413**
Over 60 days	5,277	**16,282**
	29,670	**48,668**
Less: Allowance for doubtful debts	(751)	**(1,072)**
	28,919	**47,596**
Interest receivable on bank deposits	192	**376**
Dividend receivable from a jointly controlled entity	—	**201,576**
	29,111	**249,548**

14. BANK BALANCES AND CASH

Included in bank balances and cash in the condensed consolidated statement of financial position are restricted bank deposits of HK$233,810,000 (30.6.2009: nil) which can be solely applied in the designated property development projects

15. SHARE CAPITAL

	Number of shares		***Nominal value***	
	30.6.2009 '000	***31.12.2009 '000***	*30.6.2009 HK$'000*	***31.12.2009 HK$'000***
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	878,949	**878,404**	2,197,373	**2,196,010**

15. SHARE CAPITAL (continued)

During the period, the Company issued 118,600 ordinary shares at the subscription price of HK$22.44 each for a total cash consideration of approximately HK$2,661,000 upon the exercise of the share options previously granted. On 3 February 2010, the Company issued 15,000 ordinary shares at the subscription price of HK$22.44 each upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

During the period, the Company repurchased 664,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited for a total consideration (including transaction costs) of HK$16,123,000. These shares were cancelled during the period and the issued share capital of the Company was reduced by the par value of the total repurchase ordinary shares.

These repurchases were effected by the directors pursuant to the mandate from the owners with a view to benefiting the owners as a whole by the enhancement of the earnings per share of the Group.

Share option scheme

(a) The Company

No share option of the Company was granted during the six months ended 31 December 2009.

During the period, the Company issued 118,600 ordinary shares at the subscription price of HK$22.44 each for a total cash consideration of approximately HK$2,661,000 upon the exercise of the share options previously granted.

(b) HHI

No share option of HHI was granted during the six months ended 31 December 2009.

During the period, 320,000 share options not yet vested with exercise price at HK$6.746 were cancelled upon the resignation of staff.

Share award scheme

No shares in the Company and HHI were awarded during both periods presented.

16. RESERVES

Translation reserve

	2008 *HK$'000*	***2009*** ***HK$'000***
At 1 July	366,946	**342,780**
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	(30,502)	**8,251**
At 31 December	336,444	**351,031**

16. RESERVES (continued)

Investment revaluation reserve

	2008 HK$'000	***2009 HK$'000***
At 1 July	26,418	**14,635**
(Loss) gain arising from changes in fair value of available-for-sale investments	(21,178)	**4,829**
Reclassified to profit or loss on disposal of available-for-sale investments	(1,873)	**—**
At 31 December	3,367	**19,464**

17. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding by age, presented based on the invoice date:

	30.6.2009 HK$'000	***31.12.2009 HK$'000***
Payables due		
0-30 days	147,591	**111,321**
31-60 days	2,561	**31,980**
Over 60 days	85,317	**133,993**
	235,469	**277,294**
Retentions payable	36,309	**36,637**
Accrued construction costs	82,219	**79,962**
Accrued long service payment and leave pay	16,554	**14,872**
	370,551	**408,765**

18. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31 December 2009 amounted to approximately HK$25,630 million (30.6.2009: HK$23,209 million).

The net current assets of the Group at 31 December 2009 amounted to approximately HK$3,610 million (30.6.2009: HK$5,314 million).

19. PROJECT COMMITMENTS

(a) Expressway projects

At 31 December 2009, the Group had agreed, subject to approval of the relevant PRC authorities, to make capital contribution to Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") for the development of Phase II and Phase III of the Western Delta Route of approximately RMB403 million (30.6.2009: RMB403 million) and RMB980 million (30.6.2009: RMB980 million) respectively.

In addition to the above, the Group's attributable share of the commitments of certain jointly controlled entities of the Group in respect of the acquisition of property and equipment, and construction of Phase II of the Western Delta Route contracted for but not provided amounted to approximately HK$525 million at 31 December 2009 (30.6.2009: HK$521 million).

(b) Residential and commercial property project

On 23 June 2009, a tender submitted by a joint venture company of the Group was accepted by the Urban Renewal Authority in respect of the development of the Lee Tung Street Project in Wanchai. The Group and the joint venture partner will jointly hold and develop the project through their respective shareholding of 50% in the joint venture company. At the end of the reporting period, the total commitment of the Group is expected to be approximately HK$4.15 billion, representing 50% of the total budgeted development and related costs of the project.

(c) Power plant project

The Group's share of the commitment of the joint venture company in respect of the development of the power station is as follows:

	30.6.2009 HK$'000	***31.12.2009 HK$'000***
Authorised but not yet contracted for	201,968	-
Contracted for but not provided	248,769	-
	450,737	-

(d) Commercial and hotel property project

Pursuant to a cooperation agreement entered into between the Group and a PRC party to develop and lease a commercial and hotel complex property in Guangzhou, the PRC, the Group is mainly responsible for the fitting-out of the property and the purchase of machinery and equipment required for the operation of the property at the estimated total costs of not less than RMB1,000 million. Upon the completion of the property development, the Group is entitled to operate the property for a specified period by paying fixed amounts of monthly rental, which will be increased progressively with a maximum annual rental of RMB178 million. Total rental payable under the operating period is approximately RMB3,500 million. Up to the end of the reporting period, the Group had not incurred any material cost for this property project.

19. PROJECT COMMITMENTS (continued)

(e) Property development

	30.6.2009 HK$'000	***31.12.2009 HK$'000***
Projects undertaken by the Group		
Authorised but not yet contracted for	346,520	**163,238**
Contracted for but not provided	397,348	**328,347**
	743,868	**491,585**

(f) Property renovation

	30.6.2009 HK$'000	***31.12.2009 HK$'000***
Property renovation expenditure contracted for but not provided	6,502	**9,984**

20. CONTINGENT LIABILITIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which a provision totalling approximately HK$84 million had been made in the consolidated financial statements in prior years.

During the period, management conducted a review of the performance undertakings and indemnities given, resulting in a write back of the provision for a warranty against a potential claim not materialised amounting to HK$30 million being recognised in the profit or loss.

The remaining balance of provision amounting to HK$54 million represents management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provision is not expected to be payable within one year from the end of the reporting date and, accordingly, is classified as non-current.

(b) Guarantees

A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounting to HK$67 million at 31 December 2009 (30.6.2009: HK$2 million).

Save as disclosed herein, there have been no material changes in the Group's contingent liabilities since 30 June 2009.

21. ACQUISITION OF A SUBSIDIARY

On 1 August 2008, the Group acquired 100% of the issued share capital of Mingway Company, Limited from certain directors of the Company for a total consideration of approximately HK$208 million. This consideration was arrived at by reference to the fair value of the underlying investment properties on date of acquisition as valued by DTZ. This acquisition has been accounted for as acquisition of assets as Mingway Company, Limited is principally engaged in property investment and only holds certain commercial units at Wu Chung House, No. 213 Queen's Road East, Hong Kong.

The net assets acquired are as follows:

	HK$'000
Net assets acquired:	
Investment properties	210,000
Trade and other receivables	825
Bank balances	393
Trade and other payables	(216)
Rental and other deposits	(2,602)
	208,400
Total consideration satisfied by:	
Cash	208,400
Net cash outflow arising on acquisition:	
Cash consideration paid	208,400
Bank balances acquired	(393)
	208,007

22. RELATED PARTIES TRANSACTIONS

In addition to the transactions and balances with related parties disclosed above, the Group has the following transactions with a related party:

The registered capital amounting to HK$702 million previously injected by a subsidiary of the Company to Guangzhou Shenzhen Zhuhai Superhighway Company Limited ("GS Superhighway JV") was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture, in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702 million when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

CORPORATE INFORMATION AND KEY DATES

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady WU Ivy Sau Ping KWOK JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. Carmelo Ka Sze LEE#
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. William Wing Lam WONG
Ir. Leo Kwok Kee LEUNG

* *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady WU Ivy Sau Ping KWOK*
\# *Non-Executive Directors*
\## *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Richard Cho Wa LAW

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditor

Deloitte Touche Tohmatsu

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 54)

Principal Bankers+

Agricultural Bank of China Limited
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Merchants Bank Co., Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2863 4340 Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Key Dates

Interim results announcement	4 February 2010
Closure of Register	24 February 2010
Interim cash dividend payable (HK45 cents per ordinary share)	on or about 2 March 2010

Note: In the case of any inconsistency between the Chinese translation and the English text of this Interim Report, the English text shall prevail.



Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page: www.hopewellholdings.com